FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated May 26, 2005 (“Proximus and RIM Extend Range of BlackBerry Products in Belgium")

News Release dated May 26, 2005 (“RIM Chairman and Co-CEO to Give Keynote at Lehman Brothers' Worldwide Wireless and Wireline Conference")

Page No 2 1

Document 1

May 26, 2005

FOR IMMEDIATE RELEASE

Proximus and RIM Extend Range of BlackBerry Products in Belgium

Waterloo, Canada and Brussels, Belgium — Leading Belgian mobile phone operator Proximus and Research In Motion (RIM) (Nasdaq: RIMM; TSX:RIM) today announced the launch of the BlackBerry 7100v™ business phone and BlackBerry Enterprise Server™ v4.0, expanding Proximus’ existing range of BlackBerry® products in order to offer more choice to mobile customers.

The BlackBerry 7100v from Proximus is the first of its kind available in Belgium, delivering the power of BlackBerry within a sleek and stylish mobile phone design. In addition to push-based email and phone capabilities, the BlackBerry 7100v also features support for text messaging, browser, organizer and corporate data applications in a compact, integrated device. The BlackBerry 7100v features a large and bright, high-resolution color screen, Bluetooth® support, quad-band radio for international roaming and 32 MB flash memory + 4 MB SRAM.

The BlackBerry 7100v offers an exceptional typing experience thanks to a new keyboard technology from RIM called SureType™ that effectively converges a phone keypad and a QWERTY (or AZERTY) keyboard to fit elegantly within the size constraints of a traditional ‘candy bar’ phone design. Through an integrated keyboard and software system, SureType provides users with an instinctively familiar look and feel and allows them to dial phone numbers and type messages quickly, accurately and comfortably. The BlackBerry 7100v joins the existing range of BlackBerry devices offered by Proximus including the BlackBerry 7290™ and BlackBerry 7730™.

Proximus is also introducing BlackBerry Enterprise Server v4.0, which offers exceptional manageability, enhanced security and simplified application development to allow the creation of additional wireless data applications such as CRM and business intelligence applications. In addition, end users will benefit through a range of enhancements that improve the overall wireless experience.  With BlackBerry Enterpriser Server v4.0, users will be able to wirelessly synch both email and organizer applications. Users will also be able to remotely control e-mail filters and out-of-office replies from their device and view a broader range of attachments (including the ability to view JPG, GIF, BMP, PNG and TIFF images) with pan, rotate and zoom functionalities.

BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

_________________

About Proximus

On 31 December 2004, Proximus had 4,197,826 active customers* (1,720,070 subscribers and 2,477,756 prepaid customers). Proximus, the market leader in mobile telephony in Belgium, is 75% owned by the Belgacom Group and 25% by Vodafone. Belgacom is listed on the First Market in Euronext Brussels, under “BELG”.

*Active customer = a mobile phone user who has transmitted or received a call or SMS message in the past three months

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Proximus
Frederique Verbiest - 02 205 27 56
0476 60 60 10 - e-mail: press@proximus.net

Research In Motion
Courtney Flaherty
Brodeur for RIM
+1 212.771.3637
cflaherty@brodeur.com

Hotwire PR for RIM (Europe)
+44 207 608 2500

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

May 26, 2005

FOR IMMEDIATE RELEASE

RIM Chairman and Co-CEO to Give Keynote at Lehman Brothers’ Worldwide Wireless and Wireline

Conference

Waterloo, ON – Jim Balsillie, Chairman and Co-CEO at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will give a keynote presentation at the Lehman Brothers’ Worldwide Wireless and Wireline Conference in New York, NY on Friday, June 3, 2005. The keynote, which is scheduled to begin at approximately 12:30 p.m. Eastern Time, will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur for RIM
212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 26, 2005	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance